Prospectus Supplement filed under Rule 424(b)(3)

in connection with Registration No. 333-133656

PROSPECTUS SUPPLEMENT NO. 1 DATED October 31, 2006

(To Prospectus Dated June 12, 2006)

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

This Prospectus Supplement No. 1 supplements information contained in that certain Prospectus, dated June 12, 2006 (the “Prospectus”), relating to the offer and sale by certain selling stockholders of up to 9,070,085 shares of CardioVascular BioTherapeutics, Inc.’s common stock. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

On October 31, 2006, Promethean II Master, L.P. acquired from HFTP Investments LLC convertible notes in the aggregate principal amount of $2,668,969.57 and warrants to acquire an aggregate of 100,856 shares of our common stock. The following table amends and supplements, as of October 31, 2006, the information set forth in the Prospectus under the caption “Selling Security Holders” by adding the disclosure for Promethean II Master, L.P., and with respect to HFTP Investments LLC, the information contained herein supersedes the information contained in the Prospectus:

(A) Name of Selling Security Holder	(B) Shares of Common Stock underlying all convertible or exercisable securities beneficially, owned prior to this Offering(1)	(C) Securities Being offered by Selling Security Holders		(D) Number of Shares of Common Stock or Warrants to be beneficially owned after the offering	(E) Percentage of Common Stock or Warrants owned after the Offering assuming all shares or warrants offered are sold
		Warrants	Shares of Common Stock
Promethean II Master, L.P.(2)	325,456	—	1,137,385	0	0
HFTP Investments LLC (2)	585,680	—	2,046,800	0	0

(1)	Represents shares that may be acquired upon conversion of senior secured notes (including principal thereof and interest thereon) and exercise of warrants within 60 days of October 31, 2006. This does not reflect any limitations on conversion or exercise contained in the notes or warrants.
(2)	Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to each of Promethean II Master, L.P. (“Promethean II Master”) and HFTP Investments LLC (“HFTP”) and may be deemed to share beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Mr. James F O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, Promethean II Master and HFTP. Each of HFTP and Promethean II Master has advised CardioVascular BioTherapeutics, Inc. that (i) it is not a broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the acquisition of the securities, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of its business, and (vi) at the time such selling stockholder acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock issuable upon conversion or exercise of the notes or warrants. All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

This Prospectus Supplement is dated October 31, 2006